November 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	ProKidney Corp. (the “Company”) Post-Effective Amendment No. 3 to Registration Statement on Form S-1 on Form S-3; File No. 333-266683

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of Post-Effective Amendment No. 3 to Registration Statement on Form S-1 on Form S-3 (File No. 333-266683) filed by ProKidney Corp. on October 21, 2025:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Jason S. McCaffrey of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (617) 348-4416 or by email at JSMcCaffrey@mintz.com.

PROKIDNEY CORP.

/s/ Todd Girolamo
Todd Girolamo
Chief Legal Officer

cc:	Bruce Culleton, M.D., ProKidney Corp.
William Hicks, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jason McCaffrey, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.